

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Via Email

Andrew Maltin
Chief Executive Officer
MEDL Mobile Holdings, Inc.
18475 Bandilier Circle
Fountain Valley, CA 92708

> **Re:** **MEDL Mobile Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 6, 2013**
> **File No. 333-180983**

Dear Mr. Maltin:

We have reviewed the above-referenced filing, and have the following comments.

Prospectus Summary

Corporate History, page 6

1. We note your discussion of Hang With on page 6, and your Form 8-K furnished on December 6, 2012 that contains an investor presentation focused on this new product. Please update your Description of Business and MD&A sections to include a materially complete discussion of Hang With. Ensure that your discussion is balanced and addresses all potential risks and expenses associated with Hang With, such as marketing costs. Consider whether you need additional risk factor disclosure.

2. Please tell us who attended the investor presentation and explain to us how you have used and plan to use the investor presentation material. In addition, provide us with a legal analysis regarding whether the investor presentation should be considered an offering of, or contains offering material relating to, the securities in the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended September 30, 2012 Compared to Three Months Ended September 30, 2011 (unaudited)

Revenues, page 28

3.   You state on page 28 that "[b]ased on the unpredictability of market and customer demand, [you] cannot accurately predict revenue trends on a quarter-to-quarter basis." Given this statement, please explain to us the reasonable basis for the quarterly gross profit and revenue projections for 2013 and 2014 in your investor presentation furnished with your Form 8-K on December 6, 2012. In addition, provide us with the assumptions underlying these projections.

Liquidity and Capital Resources, page 32

4.   Please remove the results of operations discussion for the nine months ended September 30, 2012 that you included in your liquidity discussion beginning on page 32 or tell us why you believe these disclosures are necessary here. Please ensure, however, that you do not remove the revised liquidity discussion on page 33, which begins "Net cash used in operating activities for the nine months ended September 30, 2012."

Executive Compensation

Employment Agreements, page 39

5.   You state that you entered into a consulting agreement with FAC Corp., a company owned and controlled by Mr. Williams, but you have not filed this agreement as an exhibit. Please file all employment or consulting agreements with Mr. Williams as exhibits. See Item 601(b)(10) of Regulation S-K.

Exhibits, page II-3

6.   Please file the XBRL exhibits prior to submitting your acceleration request. See Item 601(b)(101) of Regulation S-K.

Exhibit 23.1

7.   Please revise the consent from your independent registered public accounting firm to refer to the inclusion of their report on the December 31, 2011 and 2010 financial statements only. In this regard, as you do not appear to include a report of your independent registered public accounting firm on the interim financial statements, it is

unclear why they are consenting to use of those financial statements in the registration statement. Please explain or revise accordingly.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP